UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2023	Commission File Number: 1-14678

 CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

CIBC Square, 81 Bay Street, Toronto, ON M5J 0E7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: June 12, 2023	By:	/s/Michelle Caturay
	Name:	Michelle Caturay
	Title:	Senior Vice-President, Associate General Counsel, Corporate Secretary and Chief Privacy Officer

Exhibits

Exhibits	Description
99.1	Canadian Imperial Bank of Commerce - Board of Directors Mandate